SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 04, 2012
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

SUBSCRIBED AND PAID-IN CAPITAL:  R$ 6,203,688,565.23

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

SUMMARY OF RESOLUTIONS

Pursuant to CVM Instruction 480 of December 7, 2009, we hereby present the summary of the resolutions of the Annual and Extraordinary Shareholders’ Meeting held on April 23, 2012, at 3:00 p.m., at the Company's headquarters:

EXTRAORDINARY SHAREHOLDERS’ MEETING

Item	Resolution
I.

Ratification of CODEC Reports 194/2011 and 21/2012, dated August 31, 2011 and February 24, 2012, respectively, on the adjustment of the compensation of Executive Officers and members of the Board of Directors, Fiscal Council and Audit Committee of companies controlled by the state.

Approved by a majority vote

II.

Amendment of Sabesp’s Bylaws, with the amendment of article 1: new wording of the first and second paragraphs and renumbering of the third, fourth and fifth paragraphs; article 3: new wording of the caput; article 5: new wording of the fifth paragraph; article 8: new wording of the caput  and third paragraph; article 13: inclusion of items XXIII and XXIV; article 23: new wording of the caput; article 39: new wording; article 40: new wording of the caput  and first paragraph and inclusion of the second paragraph; article 41: new wording of item II; article 42: new wording of the caput  and item II and inclusion of the sole paragraph; article 43: new wording; article 44: new wording of the caput and first paragraph; article 45: new wording of the caput, items I and II and first and second paragraphs, inclusion of third and fourth paragraphs and renumbering of fifth paragraph; inclusion of article 46 and first, second, third and fourth paragraphs to adjust to the updated version of the Listing Regulations of the BM&FBovespa’s Novo Mercado segment in effect since May 2011. Exclusion of article 11 to adjust to Article 6 of Law 12431/2011, which amended Law 6404/1976. Amendment of the wording of Article 31 to adjust to Article 31-C of CVM Instruction 509/2011. Renumbering of articles 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45 and 46.

Approved by a majority vote

ANNUAL SHAREHOLDERS’ MEETING

Item				Resolution
I.

Examination of the Annual Management Report for the fiscal year ended December 31, 2011; resolution on the Company’s Financial Statements for the fiscal year ended December 31, 2011, namely: Balance Sheet and respective Statements of Income, Changes in Shareholders’ Equity, Cash Flow and Value Added and Notes to the Financial Statements, in addition to Independent Auditors and Fiscal Council’s Reports.

				Approved by a majority vote

II.	Resolution the allocation of net income for fiscal year 2011.			Approved by a majority vote
	Net Income for the Year	R$	1,223,419,053.93
	(-) 5% Legal Reserve	R$	61,170,952.70
	(-) Minimum Mandatory Dividends	R$	290,562,025.30
	(-) Additional Proposed Dividends	R$	288,142,997.12
	Accumulated Profit	R$	583,543,078.81

III.	Election of the members of the Board of Directors and the sitting and alternate members of the Fiscal Council and establishment of their compensation.			Approved by a majority vote

BOARD OF DIRECTORS
Name	Position held	End of term of office	Elected by the controlling shareholder (yes/no)
Edson de Oliveira Giriboni	Chairman	April 2014	YES
Andrea Sandro Calabi	Member	April 2014	YES
Alberto Goldman	Member	April 2014	YES
Dilma Seli Pena	Member	April 2014	YES
Sidney Estanislau Beraldo	Member	April 2014	YES
Walter Tesch	Member	April 2014	YES
Heraldo Gilberto de Oliveira	Independent member	April 2014	YES
Jerônimo Antunes	Independent member	April 2014	YES
Reinaldo Guerreiro	Independent member	April 2014	YES
Alexandre Bialer	Independent member	April 2014	NO

FISCAL COUNCIL
Name	Position held	End of term of office	Elected by the controlling shareholder (yes/no)
José Antonio Xavier	Sitting member	April 2013	YES
Humberto Macedo Puccinelli	Sitting member	April 2013	YES
Horácio José Ferragino	Sitting member	April 2013	YES
Alexandre Luiz Oliveira de Toledo	Sitting member	April 2013	NO
Tomás Bruginski de Paula	Alternate member	April 2013	YES
José Rubens Gozzo Pereira	Alternate member	April 2013	YES
Joaldir Reinaldo Machado	Alternate member	April 2013	YES
Antonio Cláudio Zeituni	Alternate member	April 2013	NO

São Paulo, April 23, 2012.

Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 04, 2012

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.